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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM 15

    Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
        Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
                            Commission File Number 1-5254

                                 Chrysler Corporation
 ................................................................................

                (Exact name of registrant as specified in its charter)

                                 1000 Chrysler Drive
                         Auburn Hills, Michigan  48326-2766
                                   (248) 576-5741
 ................................................................................
      (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $1.00 per share, and
                      Associated Preferred Share Purchase Rights
 ................................................................................
               (Title of each class of securities covered by this Form)

          Auburn Hills Trust Guaranteed Exchangeable Certificates Due 2020
 ................................................................................
     (Titles of all other classes of securities for which a duty to file reports
under section 13(a)               or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [ x ]             Rule 12h-3(b)(1)(ii)  [   ]

          Rule 12g-4(a)(1)(ii)  [   ]             Rule 12h-3(b)(2)(i)   [   ]

          Rule 12g-4(a)(2)(i)   [   ]             Rule 12h-3(b)(2)(ii)  [   ]

          Rule 12g-4(a)(2)(ii)  [   ]             Rule 15d-6            [   ]

          Rule 12h-3(b)(1)(i)   [   ]

          Approximate number of holders of record as of the certification or notice date:

          ..........................one.........................................
          Pursuant to the requirements of the Securities Exchange Act of 1934 Chrysler Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 13, 1998           By: /s/ William J. O'Brien
                                      ------------------------------------------
                                      Name:  William J. O'Brien
                                      Title: Vice President, General Counsel
                                             and Secretary


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.